FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

São Paulo, Brazil, July 12th, 2011. Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 3 of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 dated January 3, 2002, hereby discloses the press release from Casino Guichard-Perrachon received today.

CBD will keep its shareholders and the market informed on any relevant developments.

São Paulo, July 12th, 2011.

Vítor Fagá de Almeida

Investors Relations Officer

1

Casino’s Board finds that the financial transaction communicated by Gama is contrary to the interests of GPA and all of its shareholders

  A flawed strategic vision for GPA
  Gross overestimation of potential synergies
  Significant execution risks
  Highly dilutive for GPA shareholders
  A transaction that destroys value, by transforming GPA into a non controlling investment vehicle with a holding company discount

The Board of Directors of Casino Guichard-Perrachon ("Casino") met today under the chairmanship of Mr. Jean-Charles Naouri to review the terms of the financial proposal contemplated by Gama 2 SPE Empreendimentos e Participacoes ("Gama"), Mr. Abilio Diniz and Carrefour for the proposed merger of GPA with Carrefour’s Brazilian business, accompanied by the taking of a minority stake in Carrefour SA.

At the conclusion of the meeting, the Board observed unanimously, with the exception of Mr. Diniz, that the transaction is contrary to GPA’s interests, as well as those of all of its shareholders and Casino.

The Board reaffirmed its support for Casino’s international development strategy focused on high-growth countries, as illustrated by the recent acquisition of Carrefour’s activities in Thailand and in the reinforcement of Casino’s capital position in GPA.

The Board also reaffirmed its strategic commitment to Brazil, which is a major focus of development for the Group, and to GPA (of which Casino is the most significant shareholder, with 43% of the total capital and as a holder of co-control via Wilkes).  Casino has been an active and faithful shareholder of GPA for more than twelve years.  As with its other international subsidiaries (Big C in Thailand, Exito in Colombia), Casino has consistently and actively supported GPA in a variety of areas (CRM, private label, development of convenience stores, etc.).

The Board has considered the studies conducted by its financial advisors, Banco Santander, Goldman Sachs, Messier-Maris & Partners and Rothschild & Cie, the report of Merrill Lynch (subsidiary of Bank of America), as well as the study conducted by the strategy consultant Roland Berger regarding the economic aspects of the proposed transaction.

The Board came to the following assessment of the Gama proposal and its possible consequences both for GPA and its shareholders:

  This transaction is based on a flawed strategic vision for GPA
    A major reinforcement in a declining format:
      In Brazil, the transaction would result in a doubling of sales in the hypermarket sector (increasing from R$ 11 to 26 billion and from 47% to 51% of total food sales) in spite of the continuing decline of market share for this sector, which has, consistent with trends in other geographic areas, continued to decrease (from 56% to 54% between 2008 and 2010 1 , having a growth 5 percentage points lower than the market average).

1 Source = Roland Berger.

2

    An uncontrolled geographic expansion in low-growth areas:
      A minority shareholding in Carrefour does not provide any adequate internationalization of GPA, which should control any such expansion;
      The international expansion of GPA should focus on high-growth countries, whereas mature European markets represent nearly two-thirds of all Carrefour sales.
    Taking a position in Carrefour is a risky investment, taking into account the market’s doubts regarding its strategy given its overexposure to mature markets with weak growth prospects and to the lowest-growth store formats.

  The proposed synergies are grossly overestimated
    Gama’s estimated synergies in support of this transaction are well above the levels that have been proposed in the past in connection with similar transactions. They amount in effect to 3.2% of combined 2010 sales as compared to on average of approximately 1% for synergies announced in connection with ten comparable transactions;
    These estimates fail to account for divestitures that will be necessary, including costs associated with implementing these synergies, which will be substantial, as well as the time needed to phase in synergies;
    Overall, the detailed and documented study conducted by Roland Berger demonstrates that the realistic potential for synergies in a full year could in a reasonable time period, at best attain 0.8% of combined sales;
    The recent record of mergers amongst major retailers demonstrates that actual amounts achieved rarely match the initial estimates.  For example, commentators have noted that no improvement of the operating margin had been achieved 2 years following the Carrefour/Promodès merger, despite the expected synergies of 2.3% European sales that had initially been announced.

  The execution risks are high
    An excessive concentration in Sao Paulo and Rio de Janeiro
      Roland Berger estimates that in Sao Paulo and Rio de Janeiro, where the two companies directly compete, GPA and Carrefour Brazil have a combined market share of respectively 63% and 40%.
    The two retail networks are direct competitors and accordingly complement each other poorly:
      Thus, 40% of stores compete in the same customer catchment area. In regard to hypermarkets and cash & carry stores, the percentage reaches 71% in Sao Paolo and 43% in Rio de Janeiro
    Significant divestitures will be unavoidable and have not been taken into account:
      GOAssociados, economic antitrust consultants, represented by Mr. Gesner Oliveira, former President of CADE, the Brazilian competition authority, advises that the “concentration created by this project would be excessive in numerous municipalities.  Under these circumstances, it is unavoidable that the competition authorities will significantly restrict the scope of the new entity.  In addition, the purchasing power represented by the new entity may lead to the imposition of additional limitations, with respect to which it is impossible to foresee the exact nature and effects on the activities of the new entity.”
    GPA’s management risks are high:
      GPA is currently managing the process of integrating Nova Casas Bahia, the core non-food products unit of the company, which, with sales of approximately 20 billion R$, is a major project for the group’s expansion. In this context, adding a second managerial challenge today is premature.  The merger between Carrefour and Promodes demonstrates the types of difficulties that major mergers in the food retailing sector can encounter.
  The financial terms of the transaction impose a massive and entirely unjustified dilution on GPA shareholders
    Gama’s offer is based on a senseless dilution of GPA’s current shareholders through the entry of BNDES and BTG Pactual for 2 billion Euros:
      GPA’s financial structure is sound, with a ratio of net financial debt to EBITDA of 2011 effective as of March 2011 of .7x 2 ;
      the sole purpose of the dilution is to increase the size of a minority stake in Carrefour, at a premium over the market price, an investment which presents significant risks for GPA and that GPA shareholders can directly undertake should they so wish.
    The dilution would be undertaken at a significant and unjustified discount the dilution would be undertaken at 64.7 R$ per preferred share (PN), representing a significant discount from GPA’s intrinsic value (on average 82 R$ according to analysts) and of the market value of the preferred shares, which is all the more surprising given that it is provided on an exclusive basis to new shareholders who bring neither relevant industry or strategic expertise;
      this would dilute all of GPA’s current shareholders, without any possibility for current shareholders to benefit from a preferential subscription right.
    GPA would lose control of its assets, with a depressed multiple and no premium:
      the proposed parity for the GPA – Carrefour Brazil merger, which provides for a multiple inferior to 7.0x 2011 EBITDA, penalizes GPA, failing to take into account the superiority of GPA’s assets as compared to those of Carrefour.

2 Based on the consensus for GPA (Source: Factset), and the net financial debt at March 31, 2011.

3 Based on the consensus for GPA (Source: Factset), the net financial debt at March 31, 2011 GPA and a value of R $ 66 per share

3

    The transaction transforms GPA, an operating company, into a financial holding company of minority investments which is likely to trade at a significant discount
      GPA’s substance would be profoundly changed, because GPA will lose control of its assets and become a pure financial holding company.  The stock will be unattractive given that:
        GPA will control none of its assets, holding only 50% of its Brazilian assets and 11.7% of Carrefour;
        GPA will no longer consolidate its assets from 2013 other than through the equity method;
      The envisioned governance will harm GPA
        The proposed governance structure, notably including a ceiling on voting rights of 15%, is contrary to modern governance principles;
        There will be no strong shareholders capable of assisting management in major decisions;
        Its shareholding base will be dispersed with different investment horizons for different kinds of shareholders.
      A significant holding company discount is foreseeable, which will destroy considerable value:
        In light of its structure as an investment vehicle, the company will be subject to a significant holding company discount.  Holding company discounts observed on the Brazilian market average 18%4 consistent with levels observed elsewhere;
        This trading discount will erase the effects of synergies and may even destroy value for GPA’s shareholders.

  4 Source: Factset.  Average observed from January 2010 for the listed Brazilian listed companies Itaùsa, Bradespar and Metalùrgica Gerdau

4

  Under these circumstances, the Board of Directors, after considering the reports referred to above, and hearing the summary of the report of Merril Lynch (subsidiary of Bank of America) from the perspective of all of GPA’s shareholders, unanimously observed, with the exception of Mr Abilio Diniz, that the financial transaction proposed is contrary to the interests of GPA, to all of GPA’s shareholders and to Casino. It was also noted that the proposal is unsolicited, hostile and illegal.

  During the board meeting Mr Abilio Diniz who took part in the discussions, reaffirmed his support for the transaction and elected not to participate in the vote.

  The Board has accordingly instructed its Chairman to present as soon as possible the position of Casino to the Wilkes board of directors, and, more generally, to defend Casino’s position, by all appropriate measures, in accordance with existing agreements and Brazilian regulations.

  Saint-Etienne, 12 July 2011

  Analysts and Investors contact

  Régine Gaggioli

  rgaggioli@groupe-casino.fr

  + 33 (0)1 53 65 64 17

  Aline Nguyen

  anguyen@groupe-casino.fr

  + 33 (0) 1 53 65 64 85

5

  SIGNATURES

          Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 12, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

  FORWARD-LOOKING STATEMENTS

  This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.